                                                                      EXHIBIT 12

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following illustrates the computation of the historical ratio of earnings to fixed charges:

                                                 NINE MONTHS NINE MONTHS ENDED
                            YEAR ENDED JUNE 30,     ENDED      DECEMBER 31,
                            -------------------   MARCH 31,  ------------------
                              1995      1996        1997       1996      1997
                            --------- ---------  ----------- --------  --------
Fixed charges
  Interest Expense on Debt
   and Capitalized Leases.. $     569 $     300    $ 5,528   $    810  $ 15,584
                            ========= =========    =======   ========  ========
Earnings
  Consolidated Net Income..   $18,450   $15,276    $17,232    $15,514   $22,669
  Add back--
    (Income) loss from
     discontinued
     operations............       512      (252)       393       (178)      230
    Gain on sale of
     discontinued
     operations............        --        --         --         --       384
    Consolidated provision
     for income taxes......     7,735     6,123      7,675      6,965     9,973
    Minority interest......        --        --        288         34       760
    Fixed charges..........       569       300      5,528        810    15,584
                            --------- ---------    -------   --------  --------
      Total earnings.......   $27,266   $21,447    $31,116    $23,145   $49,600
                            ========= =========    =======   ========  ========
Ratio of Earnings to Fixed
 Charges...................      47.9      71.5        5.6       28.6       3.2
                            ========= =========    =======   ========  ========